

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Mr. H. Clifford Buster III
 Chief Financial Officer
DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 East 31st Street
Tulsa, Oklahoma 74135

      Re: **Dollar Thrifty Automotive Group, Inc.**
               Item 4.01 Form 8-K
               Filed February 4, 2011
               File No. 1-13647

Dear Mr. Buster:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Beverly A. Singleton
                    Staff Accountant